

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 8, 2017

Xiaochuan Wang
Sogou Inc.
Level 15, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re: Sogou Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted August 14, 2017**
> **CIK No. 0001713947**

Dear Mr. Wang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   Please disclose on the cover page the voting power you expect Sohu.com, Tencent Holdings Limited and management to hold after the offering.

Prospectus Summary

Overview, page 1

2.   Your claims of leadership and market position are based on iResearch's MAU/DAU data for June 2017. Please tell us whether your market position has been consistent in prior periods. To the extent that it has been different in prior periods, please disclose that fact.

3.   If material, please include a brief summary of the pending legal proceedings between you and Baidu regarding patent infringement, as well as the proceedings between you and Baidu, UCWeb and Qihoo 360 Technology Co., Ltd. regarding unfair competition. See 1(c)(v) of Instructions as to Summary Prospectuses of Form F-1.

4.   You note you will be a controlled company upon the completion of the offering. Please disclose in the prospectus summary that you intend to rely on the exemptions from corporate governance requirements available to controlled companies.

Risk Factors

Risks Related to Our Business

 "Industry data, projections, and estimates…," page 17

5.   You caution investors not to place undue reliance on industry data, projections and estimates. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement. This comment also applies to your disclosure on page 49.

"We are an 'emerging growth company'…," page 48

6.   Please expand the risk factor to clarify when you will cease to be an emerging growth company and the implications of not being an emerging growth company.

Use of Proceeds, page 50

7.   To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your research and development efforts, sales and marketing, and for general corporate purposes. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 3.C of Form 20-F. Further, please quantify the amount of offering proceeds that you may contribute or loan to your subsidiaries or VIE without needing to seek additional approvals.

Our Subsidiary and VIE Structure, page 59

8.   Please disclose whether the VIE agreements are valid, legally binding and enforceable, as provided in the opinion of Commerce & Finance Law Offices filed as Exhibit 99.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 66

9.   You indicate on page F-49 that you recorded a valuation allowance against your deferred tax assets due to the uncertainty as to the success of your search and search-related businesses due to intense competition in the search industry and based on your estimate of the operating performance of your PRC entities. Please explain to us more specifically why these deferred tax assets are not expected to be realized. Revise to explain and quantify any related known trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and/or results of operations or that would cause reported financial information to not necessarily to be indicative of future operating results or financial condition. Refer to Item 5.D of Form 20-F and Section III.B of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Ability to improve user experience, page 66

10.   Please consider disclosing DAUs for Mobile Search and Sogou Mobile Keyboard, as well as the MAUs and DAUs for PCs for the periods you present MAUs for Mobile Search and Sogou Mobile Keyboard. In this regard, we note that you state that in June 2017, Sogou Input Method had 283 million mobile DAUs and 88 million PC DAUs and that it was the number two PC software in China by DAU and the number three mobile application in China by DAU in June 2017, according to iResearch.

Business, page 88

General

11.   You disclose on page 83 that your accounts receivable from the top three customers represented 67%, 59%, and 54%, respectively, of your aggregate accounts receivable balances in fiscal years 2014, 2015 and 2016, and a single customer accounted for 54%, 45%, and 37%, respectively, of such balance. Disclose whether you are dependent on any contracts with significant customers and consider whether risk factor disclosure regarding your dependence on a limited number of customers is necessary. See Item 4.B.6 and Item 3.D of Form 20-F.

Overview

12.   Please consider disclosing the total number of search page views and the number of mobile search page views to provide investors insight into absolute growth in addition to growth rates.

Our Industry

AI and Big Data are Creating New Opportunities

AI will improve the online search experience and broaden the capabilities of search, page 86

13.   Please consider disclosing the market size for newsfeeds and Internet finance in China, rather than only the CAGR, as you have disclosed the smart hardware market size.

Management

Compensation of Directors and Executive Officers, page 135

14.   We note that Sohu.com Inc. disclosed the executive compensation for Xiaochuan Wang, your Chief Executive Officer, for fiscal years 2014-2016 in Sohu.com Inc.'s Form 10-K for the fiscal year ended December 31, 2016. Please disclose Mr. Wang's compensation on an individual basis since this information has been publicly disclosed. See Item 6.B.1 of Form 20-F.

Related Party Transactions

Voting Agreement between Sohu and Tencent, page 139

15.   You state that the Voting Agreement provides that for so long as Sohu or Tencent holds not less than 15% of your issued shares, consent from Sohu or Tencent (as applicable) will be required for the actions set forth on page 139 and that the majority-consent provisions have the effect of requiring that Tencent's approval be obtained for any such actions. Please explain why you refer to majority-consent provisions, when it appears that neither Sohu nor Tencent will hold majority control under these circumstances. Also explain why you state that these provisions have the effect of requiring Tencent's approval, when it appears that Sohu may also approve these actions.

16.   Please revise to disclose in the prospectus the provisions set forth in Section 5.2 of the Form of Voting Agreement filed as Exhibit 10.6. Also clarify whether the Companies Law requires shareholder approval for certain corporate actions set forth in Section 5.1 of the Voting Agreement.

Business Collaboration with Tencent, page 140

17.   Please disclose the expenses paid to Tencent under your business collaboration arrangements for the periods presented. Also disclose the expenses paid to Sohu and Tencent for online advertising services, joint operation of online games, and other related services. See Item 7.B.1 of Form 20-F.

Notes to Consolidated Financial Statements

Note 3. Significant Accounting Policies

w. Income Taxes and Uncertain Tax Positions

Uncertain Tax Positions, page F-22

18. You disclose that you did not have any significant unrecognized uncertain tax positions. Please clarify whether you have recognized a liability for any unrecognized tax benefits. If so, provide the disclosures in ASC 740-10-50-15 and 50-15A.

Note 17. Taxation

Composition of Income Tax Expense, page F-48

19. Please separately disclose foreign income taxes and other income taxes for each major component of income tax expense, with foreign income defined as income generated from operations that are located outside your home country. Refer to Rule 4-08(h)(1) of Regulation S-X.

Note 23. VIEs

c. Risks in Relation to the VIE Structure, page F-60

20. Please revise to describe the unrecognized revenue-producing assets held by the VIEs, such as licenses, trademarks, other intellectual property, facilities, or assembled workforce. Refer to ASC 810-10-50-5A.d.

Part II – Information Not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules, page II-1

21. Please file your agreements with Tencent, including the agreements that govern your business collaboration arrangements regarding Sogou Search, as well as the agreements regarding your online advertising services, joint operation of online games and other related services. These appear to be related party agreements that should be filed as exhibits. Refer to 4(b)(i) to the Instructions to Exhibits of Form 20-F.

General

22. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

23.   Please supplementally provide us with copies of any pending graphics or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Timothy B. Bancroft, Esq.
       Goulston & Storrs PC